CONTACT:     Investor Relations     (214) 792-4415


            SOUTHWEST AIRLINES REPORTS FOURTH QUARTER EARNINGS AND 31st
                        CONSECUTIVE YEAR OF PROFITABILITY


      DALLAS, TEXAS - January 22, 2004 - Southwest Airlines net income for fourth quarter 2003 was $66 million, compared to $42 million for fourth quarter 2002. Net income per diluted share was $.08 for fourth quarter 2003, compared to $.05 in fourth quarter 2002. The Company also reported its 31st consecutive year of profitability, with annual net income of $442 million or $.54 per diluted share, compared to 2002 net income of $241 million or $.30
per diluted share.   Excluding special items in each year, 2003 net income
was $298 million or $.36 per diluted share, compared to $198 million or $.24 per diluted share for 2002.

                   Fourth Quarter 2003 Operating Results
      Total operating revenues for fourth quarter 2003 increased 8.3 percent to $1.52 billion, compared to $1.4 billion for fourth quarter 2002.
Operating income increased 26.1 percent to $111 million from $88 million in fourth quarter 2002. Revenue passenger miles (RPMs) increased 5.3 percent in fourth quarter 2003, as compared to a 4.0 percent increase in available seat miles (ASMs), resulting in a 0.8 point increase in load factor to 63.8 percent. The passenger revenue yield per RPM increased 2.6 percent to 12.57 cents from 12.25 cents in fourth quarter 2002. Operating revenue yield per ASM (RASM) increased 4.0 percent to 8.29 cents from 7.97 cents in fourth quarter 2002.
      Total fourth quarter 2003 operating expenses were $1.4 billion, an increase of 7.1 percent compared to $1.3 billion in fourth quarter 2002. Operating expenses per ASM (CASM) for fourth quarter 2003 increased 2.9 percent to 7.69 cents, compared to 7.47 cents in fourth quarter 2002. Unit cost increases resulted primarily from higher labor, maintenance, airport, and jet fuel costs, net of hedging and fuel efficiency gains. The Company's hedging program resulted in the recognition of $41 million and $29 million in gains during fourth quarter 2003 and 2002, respectively, and annual gains of $171 million and $45 million for 2003 and 2002, respectively. Excluding fuel, CASM for fourth quarter 2003 increased 2.8 percent to 6.51 cents, compared to 6.33 cents for fourth quarter 2002.

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      "Other expenses" were $10 million and $24 million for fourth quarter
2003 and 2002, respectively. Interest expense declined 25.9 percent due to lower effective interest rates and the October 2003 redemption of $100 million of senior unsecured 8 3/4 percent Notes due October 15, 2003. Capitalized interest increased to $10 million from $4 million in fourth quarter 2002 as a result of higher Boeing aircraft progress payments. The fourth quarter 2003 income tax rate of 34.9 percent reflected lower effective state income tax rates.
      James F. Parker, Vice Chairman and Chief Executive Officer, stated:
"Although 2003 represented another year of adversity for our industry, Southwest produced its 31st consecutive year of profitability, which will enable us to reward our dedicated Employees with a $126 million contribution to our Company profitsharing plan.
      "As the economy recovers and demand for business travel increases, our unit revenue trends gradually continue to improve. Our fourth quarter 2003 RASM increased 4.0 percent from last year's improved performance of 7.97 cents. Although the first half of January 2004 showed modest unit revenue growth, bookings suggest that January's load factor could fall below last year's performance of 58.0 percent.
      "As expected, we are experiencing some cost pressures. Our low cost competitive advantage will endure, however. Our overall unit costs for fourth quarter 2004 were up 2.9 percent versus last year's fourth quarter due to a variety of items. While this increase is less than anticipated, we are not satisfied with these inflationary trends and are aggressively implementing various measures to improve our productivity. Effective December 15, 2003, Southwest no longer pays a travel agency commission on flights booked by traditional travel agencies, which will reduce operating costs by approximately $40 million annually. We also recently announced the consolidation of our reservation operations from nine into six Reservation Centers. Although we will incur restructuring charges estimated in the $20 million range in first quarter 2004, we expect ongoing annual operating cost savings to exceed that amount.
      "We continue to be impacted by high energy costs. Although we were well protected and recognized approximately $41 million in effective hedging gains in fourth quarter 2003 fuel and oil expense, our average jet fuel costs per gallon increased 4.7 percent versus last year's fourth quarter. We are also substantially hedged in first quarter 2004 at 82 percent with caps under $24 per barrel. Even with that hedge, based on

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current market conditions, our estimated first quarter 2004 average jet fuel costs per gallon is in the 75 to 80 cents range. For the remainder of 2004, we are over 80 percent hedged in each quarter with caps approximating $24 per barrel. For 2005, we are approximately 70 percent hedged with caps in the $24 per barrel range.
      "Excluding estimated reservation operations restructuring costs, we expect overall unit costs to increase again in first quarter 2004 as compared to last year's first quarter. We expect cost pressures will begin to ease in second half 2004.
      "With our low cost advantage and outstanding service, we are excited about our growth opportunities, particularly our entry into the Philadelphia market in May 2004. As a result, we recently exercised options to acquire five more 737-700s in 2005, which brings our current 2005 firm aircraft orders and options to 28 and 6, respectively. Our total 2004 expected Boeing 737-700 additions remain at 47. After subtracting planned 737-200 retirements, we plan to grow annual capacity in the 7 to 8 percent range in 2004 and approximately 11 percent in 2005.
      "Our priorities, with respect to our financial position, are to maintain high liquidity levels, a strong balance sheet, and A credit ratings, while still growing the airline and generating value for our Employee and non-Employee Shareholders. We are anticipating substantial proceeds from future exercises of Employee stock options. In consideration of our strong cash position, strong balance sheet, and desire to maximize value for our Employee and non-Employee Shareholders, our Board has authorized the repurchase of up to $300 million of Southwest Airlines common stock from time to time in the open market, from the proceeds of future Employee stock option exercises.
      "Southwest was included in Global Finance magazine's January 2004 'Expert's List of the World's Most Socially Responsible Companies' and recently recognized as the 'Best Domestic Airline of the Year' by Travel Weekly magazine. We commend our caring and altruistic Employees for these honors.
      "For information regarding the Company's Corporate Governance Program, please see the new Corporate Governance section, under Investor Relations at southwest.com."
      Net cash provided by operations for fourth quarter 2003 was $291 million. We ended the year with $1.87 billion in cash plus our available unsecured revolving credit line of $575 million.

                                 /more

      Operating revenues for the year ended December 31, 2003 increased 7.5 percent to $5.9 billion while operating expenses increased 6.8 percent to $5.5 billion, resulting in operating income of $483 million. Excluding special items, operating revenues for the year ended December 31, 2003 increased 8.2 percent to $5.9 billion while operating expenses increased 6.3 percent to $5.4 billion, resulting in operating income of $523 million. Net income for 2003 increased 83.4 percent to $442 million, compared to $241 million in 2002. Net income per diluted share for the year was $.54 versus $.30 in 2002. Excluding special items, 2003 net income was $298 million, or $.36 per diluted share, versus 2002 net income of $198 million, or $.24 per diluted share.

                              Special Items

      The Company believes it is helpful to management and investors to evaluate ongoing operational performance and trends by excluding special items, as described below, for comparative purposes. A reconciliation of key financial measures, excluding these special items, is included in this release, pursuant to Regulation G issued by the Securities and Exchange Commission. There were no special items in fourth quarter 2003 or fourth quarter 2002.
      Pursuant to the April 2003 Emergency Wartime Supplemental Appropriations Act of 2002, the Company received a $271 million cash payment from the U.S. government, which is included as "Other gains" in its Condensed Consolidated Statement of Income for 2003. This special item, which was recorded in second quarter 2003, resulted in an increase of approximately $40 million to Employee profitsharing expense.
      Pursuant to the Air Transportation Safety and System Stabilization Act, which was enacted following the September 2001 terrorist attacks, the Company recognized $48 million from the U.S. Government, which is included in "Other gains" in its Condensed Consolidated Statements of Income for 2002. This special item was recorded in third quarter 2002.
      The Company's 2002 results also included an additional $36 million in passenger revenue recognized during second quarter 2002 from a reduction in estimated future refunds and exchanges included in "Air traffic liability."
      Southwest Airlines will conduct a conference call to discuss its quarterly earnings today at 11:30 a.m. Eastern Time. A live broadcast of the conference call will be available at www.southwest.com.

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      This news release contains forward-looking statements as defined in the
Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Additional information concerning the factors which could cause actual results to differ materially from the forward-looking statements are contained in the Company's periodic filings with the Securities and Exchange Commission, including without limitation, the Company's Annual Report on Form 10-K for the year ended 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release.

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

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(in millions except per share amounts)
(unaudited)



                          Three months ended             Year Ended
                             December 31,                December 31,
                                          Percent                     Percent
                       2003      2002     Change    2003     2002     Change

OPERATING REVENUES:
  Passenger          $1,467    $1,357       8.1   $5,741   $5,341       7.5
  Freight                24        22       9.1       94       85      10.6
  Other                  26        22      18.2      102       96       6.3
    Total operating
       revenues       1,517     1,401       8.3    5,937    5,522       7.5

OPERATING EXPENSES:
  Salaries, wages,
    and benefits        566       519       9.1    2,224    1,993      11.6
  Fuel and oil          214       200       7.0      830      762       8.9
  Maintenance materials
    and repairs         109        94      16.0      430      390      10.3
  Agency commissions     12        13      (7.7)      48       55     (12.7)
  Aircraft rentals       46        47      (2.1)     183      187      (2.1)
  Landing fees and other
    rentals              96        87      10.3      372      345       7.8
  Depreciation and
    amortization         99        93       6.5      384      356       7.9
  Other operating
    expenses            264       260       1.5      983    1,017      (3.3)
    Total operating
      expenses        1,406     1,313       7.1    5,454    5,105       6.8

OPERATING INCOME        111        88      26.1      483      417      15.8

OTHER EXPENSES (INCOME):
  Interest expense       20        27     (25.9)      91      106     (14.2)
  Capitalized interest  (10)       (4)    150.0      (33)     (17)     94.1
  Interest income        (6)       (8)    (25.0)     (24)     (37)    (35.1)
  Other (gains) losses,
    net                   6         9       n.a.    (259)     (28)      n.a.
    Total other expenses
      (income)           10        24       n.a.    (225)      24       n.a.



INCOME BEFORE
  INCOME TAXES          101        64      57.8      708      393      80.2
PROVISION FOR
  INCOME TAXES           35        22      59.1      266      152      75.0


NET INCOME              $66       $42      57.1     $442     $241      83.4


NET INCOME PER SHARE:
    Basic             $ .08     $ .05              $ .56    $ .31
    Diluted           $ .08     $ .05              $ .54    $ .30

WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic               788       775                783      773
    Diluted             833       813                822      809

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

SOUTHWEST AIRLINES CO.
RECONCILIATION OF REPORTED AMOUNTS TO NON-GAAP ITEMS (SEE NOTE)
(unaudited)

                                                    Year ended
                                                    December 31,
                                                                      Percent
(in millions, except per share amounts)       2003        2002        Change
Operating revenue, as reported              $5,937      $5,522
Passenger revenue adjustment                     -         (36)
Operating revenue, excluding special item   $5,937      $5,486          8.2

Operating expenses, as reported             $5,454      $5,105
Profitsharing impact of Stabilization
  Act grant                                      -          (7)
Profitsharing impact of Wartime Act grant      (40)          -
Profitsharing impact of passenger
  revenue adjustment                             -          (6)
Operating expenses, excluding special items $5,414      $5,092          6.3

Operating income, as reported                 $483        $417
Profitsharing impact of Stabilization
  Act grant                                      -           7
Profitsharing impact of Wartime Act grant       40           -
Passenger revenue adjustment,
  net of profitsharing                           -         (30)
Operating income, excluding special items     $523        $394         32.7

Net income, as reported                       $442        $241
Stabilization Act grant, net of income taxes
  and profitsharing                              -        (25)
Wartime Act grant, net of income taxes
  and profitsharing                           (144)         -
Passenger revenue adjustment,
  net of income taxes and profitsharing          -        (18)
Net income, excluding special items           $298       $198          50.5

Net income per share, diluted, as reported    $.54       $.30
Stabilization Act grant, net of income taxes
  and profitsharing                              -       (.03)
Wartime Act grant, net of income taxes
  and profitsharing                           (.18)         -
Passenger revenue adjustment,
  net of income taxes and profitsharing          -       (.03)
Net income per share, diluted,
  excluding special items                     $.36       $.24          50.0

NOTE: The above schedule reconciles the financial measures, excluding special items, included in this press release to the most comparable GAAP
financial measures.   The special items were a $271 million Wartime Act grant
received in second quarter 2003 pursuant to the April 2003 Emergency Wartime Supplemental Appropriations Act, a $48 million Stabilization Act grant received in the third quarter 2002, and $36 million in additional passenger revenue from a reduction in estimated refunds and exchanges included in "Air traffic liability" in second quarter 2002. The $271 million Wartime Act grant was received as a result of the war with Iraq and is recorded in "Other gains." The $48 million Stabilization Act grant was received as a result of the unfavorable impact of the September 11, 2001 terrorist attacks on the airline industry and is recorded in "Other gains." The $36 million passenger revenue adjustment was primarily due to a revision in estimated forfeited tickets, resulting from a change in Customer travel patterns and higher than usual mix of discount, nonrefundable ticket sales following the September 11, 2001 terrorist attacks.

In management's view, comparative analysis of results can be enhanced by excluding the impact of these special items. None of these items are indicative of the Company's ongoing operating performance for the applicable period, nor should they be considered in developing trend analysis for future periods, including 2004.
                                    /more

SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)


                                          Three months ended
                                             December 31,
                                          2003         2002        Change
Revenue passengers carried             16,289,875   15,554,337       4.7 %
Revenue passenger miles (RPMs) (000s)  11,664,359   11,082,514       5.3 %
Available seat miles (ASMs) (000s)     18,293,171   17,582,610       4.0 %
Load factor                                 63.8%        63.0%       0.8 pts.
Average length of passenger haul              716          713       0.4 %
Trips flown                               238,365      238,163       0.1 %
Average passenger fare                     $90.03       $87.25       3.2 %
Average passenger fare, excluding
  special items                              n.a.         n.a.       n.a.
Passenger revenue yield per RPM (cents)     12.57        12.25       2.6 %
Passenger revenue yield per RPM,
  excluding special items                    n.a.         n.a.       n.a.
Operating revenue yield per ASM (cents)      8.29         7.97       4.0 %
Operating revenue yield per ASM,
excluding special items                      n.a.         n.a.       n.a.
Operating expenses per ASM (cents)           7.69         7.47       2.9 %
Operating expenses per ASM,
  excluding special items                    n.a.         n.a.       n.a.
Operating expenses per ASM,
  excluding fuel (cents)                     6.51         6.33       2.8 %
Operating expenses per ASM,
  excluding fuel and special items           n.a.         n.a.       n.a.
Fuel costs per gallon,
  excluding fuel tax (cents)                 74.2         70.9       4.7 %
Fuel consumed, in gallons (millions)          288          282       2.1 %
Number of Employees at period-end          32,847       33,705      (2.5)%
Size of fleet at period-end                   388          375       3.5 %

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

                                              Year Ended
                                              December 31,
                                           2003        2002       Change
Revenue passengers carried              65,673,945   63,045,988      4.2 %
Revenue passenger miles (RPMs) (000s)   47,943,066   45,391,903      5.6 %
Available seat miles (ASMs) (000s)      71,790,425   68,886,546      4.2 %
Load factor                                  66.8%        65.9%      0.9 pts.
Average length of passenger haul               730          720      1.4 %
Trips flown                                949,882      947,331      0.3 %
Average passenger fare                      $87.42       $84.72      3.2 %
Average passenger fare, excluding
  special items                             $87.42       $84.15(c)   3.9 %
Passenger revenue yield per RPM (cents)      11.97        11.77      1.7 %
Passenger revenue yield per RPM,
  excluding special items (cents)            11.97        11.69(c)   2.4 %
Operating revenue yield per ASM (cents)       8.27         8.02      3.1 %
Operating revenue yield per ASM,
  excluding special items (cents)             8.27         7.96(c)   3.9 %
Operating expenses per ASM (cents)            7.60         7.41      2.6 %
Operating expenses per ASM,
  excluding special items (cents)             7.54(a)      7.39(b)(c)2.0 %
Operating expenses per ASM,
  excluding fuel (cents)                      6.44         6.30      2.2 %
Operating expenses per ASM,
  excluding fuel and special items (cents)    6.38(a)      6.28(b)(c)1.6 %
Fuel costs per gallon,
  excluding fuel tax (cents)                  72.3         68.0      6.3 %
Fuel consumed, in gallons (millions)         1,143        1,117      2.3 %
Number of Employees at period-end           32,847       33,705     (2.5)%
Size of fleet at period-end                    388          375      3.5 %

(a) Amounts exclude profitsharing impact of $271 million Wartime Act grant in second quarter 2003.

(b) Amounts exclude profitsharing impact of $48 million Stabilization Act grant in third quarter 2002.

(c) Amounts exclude $36 million in additional passenger revenue in second quarter 2002 from a reduction in air traffic liability, and related impact to operating expenses.
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

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED BALANCE SHEET
(unaudited)

                                                         December 31,
(in millions)
                                                        2003           2002
ASSETS
Current assets:
    Cash and cash equivalents                          $1,865        $1,815
    Accounts and other receivables                        132           175
    Inventories of parts and supplies, at cost             93            86
    Fuel hedge contracts                                  164           113
    Prepaid expenses and other current assets              59            43
         Total current assets                           2,313         2,232

Property and equipment, at cost:
    Flight equipment                                    8,646         8,025
    Ground property and equipment                       1,117         1,042
    Deposits on flight equipment purchase contracts       787           389
                                                       10,550         9,456
    Less allowance for depreciation and amortization    3,107         2,810
                                                        7,443         6,646
Other assets                                              122            76
                                                       $9,878        $8,954

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                     $405          $362
    Accrued liabilities                                   650           529
    Air traffic liability                                 462           412
    Current maturities of long-term debt                  206           131
         Total current liabilities                      1,723         1,434

Long-term debt less current maturities                  1,332         1,553
Deferred income taxes                                   1,420         1,227
Deferred gains from sale and leaseback of aircraft        168           184
Other deferred liabilities                                183           134
Stockholders' equity:
    Common stock                                          789           777
    Capital in excess of par value                        258           136
    Retained earnings                                   3,883         3,455
    Accumulated other comprehensive income                122            54
         Total stockholders' equity                     5,052         4,422
                                                       $9,878        $8,954

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

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
                                             Three months ended   Year ended
                                                   December 31,  December 31,
(in millions)                                       2003   2002   2003   2002
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                         $66   $42   $442   $241
    Adjustments to reconcile net income
      to cash provided by operating activities:
       Depreciation and amortization                  99    93    384 	 356
       Deferred income taxes                           7    44    183 	 170
       Amortization of deferred gains on sale and
        leaseback of aircraft                         (4)   (4)   (16)	 (15)
       Amortization of scheduled airframe
        inspections & repairs                         12    12     49 	  46
       Income tax benefit from Employee stock
        option exercises                              41    38     41     38
       Changes in certain assets and liabilities:
        Accounts and other receivables                11   (49)    43   (103)
        Other current assets                          (4)    5    (19)	 (10)
        Accounts payable and accrued liabilities     149   (10)   129   (149)
        Air traffic liability                       (106)  (85)    50    (38)
        Income taxes payable                          (5)    -      -      -
        Other                                         25    28     50    (16)
          Net cash provided by operating activities  291   114  1,336    520

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment, net          (383) (231)(1,238)  (603)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of long-term debt                           -     -      - 	 385
  Proceeds from trust arrangement                      -     -      -    119
  Proceeds from Employee stock plans                  31    16     93     57
  Payments of long-term debt and capital
   lease obligations                                (109)   (9)  (130)   (65)
  Payment of trust arrangement                         -   (20)     -   (385)
  Payment of short term debt                           -     -      -   (475)
  Payments of cash dividends                           -     -    (14)   (14)
  Other, net                                           1     1      3     (4)
         Net cash provided by (used in) financing
          activities                                 (77)  (12)   (48)  (382)

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                   (169)  (129)    50  (465)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD   2,034  1,944  1,815  2,280

CASH AND CASH EQUIVALENTS AT END OF PERIOD        $1,865 $1,815 $1,865 $1,815

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

Southwest Airlines Co.
Boeing 737-700 Delivery Schedule
As of 12/31/2003
                                  Prior Schedule          Current Schedule
                                  Firm   Options*        Firm       Options*
2004                               47       -             47**          -
2005                               23      11             28            6
2006                               22      12             22           12
2007                               25      29             25           29
2008                                6      45              6           45
2009-2012                           -     177              -          177
Total                             123     274            128          269

*Includes purchase rights
**Includes one leased aircraft

                                     ***